EXHIBIT 1

SANDELL FILES PRELIMINARY PROXY STATEMENT FOR ETHAN ALLEN

Shareholder Seeks to Elect New, Highly-Qualified Board Members as Farooq Kathwari Rejects Attempts at Settlement

Issues Presentation Highlighting Lackluster Revenue Growth Stemming from Stale, Entrenched Board and Outmoded Marketing Strategy

New York (October 14, 2015) - Sandell Asset Management Corp. (“Sandell”), a large shareholder of Ethan Allen Interiors Inc. (“Ethan Allen” or the “Company”) (NYSE:ETH), has filed a preliminary proxy statement in connection with its campaign to elect its slate of new, highly-qualified candidates to the Board of Directors (the “Board”) of Ethan Allen. This step was taken after Sandell’s recent attempts to reach an amicable resolution with the Company that would have avoided the need for a contentious proxy battle were rejected by Farooq Kathwari, Ethan Allen’s Chairman, CEO, and President. Tom Sandell, the CEO of Sandell Asset Management, issued the following statement:

“It is unfortunate that Farooq Kathwari has rejected the good faith attempts that we have made to seek an amicable resolution that would have greatly enhanced the Ethan Allen Board of Directors and better positioned the Company to deliver increased value to shareholders. Instead, Mr. Kathwari seems to be content with using the Company’s stockholders’ money to forestall our efforts to bring about much-needed change at Ethan Allen. While we were in fact willing to engage in further negotiations, it became painfully clear that Mr. Kathwari had no interest in pursuing meaningful change when he failed to even offer a counter-proposal.

“What was most distressing in our interaction with Mr. Kathwari was what we viewed to be his total disregard for the Company’s stock price performance, even going so far as to say, “We run [Ethan Allen] like a private company.”[1] The fact of the matter is that the Company’s stock price is lower now than it was 10 years ago and Ethan Allen shareholders have suffered years of poor performance versus its peers as well as the broader market. The stock price of Ethan Allen has underperformed its peers by 119% over the last 10 years. It seemed to us that Mr. Kathwari was in complete denial of the fact that the only metric by which investors measure value is a company’s stock price.

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[1] October 5, 2015 conference call with Farooq Kathwari, Corey Whitely, Tom Sandell, and Richard Mansouri.

“Since we first publicly-voiced our concerns about Ethan Allen and the years of governance failings that we believe have contributed to the Company’s poor performance, we have heard from numerous members of the investment community, and the key concern that they have voiced to us relates to the Company’s inability to generate sustained revenue growth. We believe this can be traced to the Board’s stale and outmoded merchandising and marketing strategy that has failed to appeal to modern consumers against a retail backdrop of increasing online sales.

“Below is a link to some discussion materials that graphically depict how the Company has failed to increase revenue over the last several years versus its peers, and particularly its online efforts versus its two most-often cited competitors, namely Restoration Hardware and Williams-Sonoma (Pottery Barn). Some of the salient points illustrated include the following:

  Ethan Allen generated compound annual revenue growth of 2.7% over the last five years versus a 9.9% average of its peers
  Ethan Allen’s revenue increased a mere 11% in aggregate over the last five years
  Ethan Allen has an insignificant online presence, with e-commerce revenue estimated at between 2% and 5% of total revenue, versus peers such as Restoration Hardware and Williams-Sonoma, who each generate approximately 50% of their revenue from online and non-store sales
  Restoration Hardware’s revenue five years ago was not materially different from Ethan Allen, yet it was able to re-position the company for merchandising success and has seen its revenue increase 142% in aggregate over the last five years

The discussion materials referenced above are available at the following: http://www.redesignethanallen.com/content/uploads/2015/10/Oct14Presentation.pdf

“We look forward to releasing additional material in the future that paints a more comprehensive picture of how we believe the Company’s stale and entrenched Board has been unable to add value and effectively serve as a counter-weight to the will of Mr. Kathwari, who we believe is the prototypical “Imperial CEO.” Shareholders are encouraged to access our website entitled “Redesign Ethan Allen,” which is available at www.RedesignEthanAllen.com, for more information.”

About Sandell Asset Management Corp.

Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

Contact:

Sandell Asset Management Corp.

Adam Hoffman, 212-603-5814

Okapi Partners LLC

Bruce Goldfarb, 212-297-0722 or Chuck Garske, 212-297-0724

Sloane & Company

Elliot Sloane, 212-446-1860 or Dan Zacchei, 212-446-1882

Sandell Asset Management Corp., Castlerigg Master Investments Ltd., Castlerigg International Limited, Castlerigg International Holdings Limited, Castlerigg Offshore Holdings, Ltd., Castlerigg Active Investment Fund, Ltd., Castlerigg Active Investment Intermediate Fund, L.P., Castlerigg Active Investment Master Fund, Ltd., Castlerigg Event Driven and Arbitrage Fund, Thomas E. Sandell (collectively, “Sandell”), Edward Glickman, Kathy Herbert, Richard Mansouri, Annelise Osborne, Ken Pilot and Alex Wolf (collectively with Sandell, the “Participants”), intend to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy card to be used in connection with the solicitation of proxies from the stockholders of Ethan Allen Interiors Inc. (the “Company”) in connection with the Company’s 2015 annual meeting of stockholders. All stockholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the participants when they become available, as they will contain important information, including additional information related to the participants. When completed, the definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ and at our website at http://www.RedesignEthanAllen.com.

Information about the Participants and a description of their direct or indirect interests by security holdings will be contained in the preliminary proxy statement on Schedule 14A to be filed by Sandell Asset Management Corp. with the SEC on October 14, 2015. This document can be obtained free of charge from the sources indicated above.